CONSENT OF CERTIFIED PUBLIC ACCOUNTANT

I hereby consent to the use, in the Forms 10-Q Quarterly Reports, of Artfest International Corporation for the period ended March 31, 2007 of my report dated May 7, 2007 for the period ended and as at March 31, 2007 relating to the financial statements, and notes, of Artfest International Corporattion, which appear in said quarterly reports or are referenced in subsequent reports of said company.

/s/ Thomas Bauman, C.P.A.
Huntington Station, New York
May 7, 2007